

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-0402

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 10, 2010

Via Fax & U.S. Mail

Mr. Jie Li
Chief Financial Officer
No. 1 Henglong Road
Yu Qiao Development Zone, Shashi District
Jing Zhou City, Hubei Province
People's Republic of China

> **Re: China Automotive Systems, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 26, 2009**
> **File No. 000-33123**

Dear Mr. Li:

We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
011 86 716-832-9196